# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aimfinity Investment Corp. I, CIK 0001903464
CUSIP: G0135E142
Title of class of securities: Class A ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 221 W 9th St, PMB 235, Wilmington, Delaware (DE), 19801
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001326389

## Reporting persons
- Polar Asset Management Partners Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 170,000; shared voting power 0; sole dispositive power 170,000; shared dispositive power 0; aggregate amount beneficially owned 170,000 (10.6% of the class)

## Item 1. Issuer
Name of issuer: Aimfinity Investment Corp. I
Address of issuer's principal executive offices: 221 W 9th St, PMB 235, Wilmington, Delaware, 19801

## Item 2. Person Filing
Name of person filing: Polar Asset Management Partners Inc.
Address of principal business office or, if none, residence: 16 York Street, Suite 2900, Toronto, Ontario, M5J 0E6
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: The Reporting Person is an investment fund manager, portfolio manager, exempt market dealer and commodity trading manager registered with the Ontario Securities Commission

## Item 4. Ownership
Amount beneficially owned: 170000
Percent of class: 10.6
Sole power to vote or to direct the vote: 170000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 170000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Polar Asset Management Partners Inc.: Andrew Ma, Chief Compliance Officer (05/15/2025)